UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    May 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX

Exhibit Index 1
IFRS Transition Report-Part 1 - 11 May 2005


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 11, 2005                                   By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: May 11, 2005                                   By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

11th May 2005

                                   BARCLAYS PLC

                        IFRS TRANSITION REPORT 2004/2005

Barclays PLC today announced its transition report that sets out its audited financial results under International Financial Reporting Standards (IFRS) from 1st January 2004. The transition report restates the 2004 results and provides the opening balance sheet at 1st January 2005. It also summarises the main policy differences between UK GAAP and IFRS and details the Group's provisional accounting policies for the year ending 31st December 2005 in accordance with the standards expected to be applicable as at 31st December 2005.

For its 2004 results Barclays PLC has not applied International Accounting Standard (IAS) 32 (Financial Instruments: Disclosure and Presentation), IAS 39 (Financial Instruments: Recognition and Measurement) and IFRS 4 (Insurance Contracts). These accounting standards have been applied from 1st January 2005 in accordance with the transitional provisions of IFRS 1.

The change in accounting standards has had no impact on the underlying economics or risk of the business. The standards applied have a minimal overall impact on reported profit before tax and earnings per share in 2004 with the biggest impact being on the balance sheet and equity. The Group's capital position remains strong.

The 2004 IFRS income statement shows a reduction in profit before tax of GBP23m to GBP4,580m from the reported UK GAAP figure of GBP4,603m. Basic earnings per share for 2004 on an IFRS basis were 51.0p as against 51.2p reported under UK GAAP. As at 1st January 2005 the balance sheet assets under IFRS total GBP716bn, an increase of GBP193bn over those reported under UK GAAP as at 31st December 2004. Total shareholders' equity (including minority interests) under IFRS at 1st January 2005 at GBP18.6bn is GBP0.2bn higher than the UK GAAP equivalent as at 31st December 2004 with total shareholders' equity (excluding minority interests) GBP2.2bn lower at GBP15.2bn. The impact on the Tier 1 Capital ratio as at 1st January 2005 is a reduction of approximately 50 basis points.

There will be a briefing to analysts and investors today via a conference call at 09.30 (BST). The telephone number for UK callers is 0845 301 4020 (+44 20 7663 4861 for callers outside the UK), with the access code 'Barclays IFRS'.

The briefing will be accompanied by slides available from the Investor Relations website at www.investorrelations.barclays.co.uk after 08.30 (BST). The call will also be available as a live audio webcast on the Investor Relations website and a recording will be posted on the website.

                                      ENDS

For further information contact:

Investor Relations:                        Media Relations:
Mark Merson / James S Johnson              Pam Horrell / Jo Thethi
+44 (0)20 7116 5752/2927                   +44 (0)20 7116 6132/6217

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to the further development of standards and interpretations under IFRS applicable to past , current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation and the impact of competition, a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.